Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Bespoke Capital Acquisition Corp.

Subject Company: Bespoke Capital Acquisition Corp.

Filer’s Commission File Number: 000-56227

Date: February 4, 2021

Vintage Wine Estates, One of the Fastest Growing U.S. Wine Producers, to Become a Public Company

•	Bespoke Capital Acquisition Corp. (TSX: BC.U) and Vintage Wine Estates enter into a merger agreement

•	Vintage Wine Estates has a revenue and EBITDA CAGR of over 20% since 2010

•	Paul Walsh, Executive Chairman of BCAC and former Diageo CEO, to become non-executive Chairman of the combined company. Pat Roney, CEO and founder of Vintage Wine Estates, to continue as CEO of the combined company

•	Pro forma implied market capitalization and enterprise value of approximately US$690 million plus more than US$50 million of potential deferred consideration

•	Wasatch Global Investors acquires US$28 million stake in Vintage Wine Estates

•	Bespoke Capital Acquisition Corp. in the process of listing on the NASDAQ

•	Investor conference call scheduled for 8:30 AM ET on Thursday, February 4

Toronto, ON and Santa Rosa, CA – February 4, 2021 – Bespoke Capital Acquisition Corp. (TSX: BC.U) (TSX: BC.WT.U) (OTCPK:BKCQ.F) (“BCAC”), a publicly-traded special purpose acquisition company, and Vintage Wine Estates (“VWE” or the “Company”), one of the fastest growing U.S. wine producers with an industry leading direct-to-customer platform, announced today a definitive agreement for a business combination that would result in VWE becoming a publicly traded company. The combined company will be named Vintage Wine Estates, Inc. The merger was approved by both Boards, and all key shareholders of VWE have agreed to support the transaction. The completion of the merger is not subject to any financing or minimum cash requirement, but only customary closing conditions for a transaction of this nature. Prior to the signing of the definitive agreement, funds managed by Wasatch Global Investors acquired a US$28 million stake in VWE from existing investors.

VWE is a high-growth, scaled U.S. wine producer. Since its founding 20 years ago, the Company has grown organically and through more than 20 acquisitions, today selling nearly 2 million nine-liter equivalent cases annually. VWE is diverse across price points and varietals with over 50 brands ranging from US$10-$150 at retail, a majority of which are sold in the US$12-$20 price range. In addition, the Company deploys a well-balanced omni-channel strategy encompassing direct-to-consumer, wholesale and exclusive brands arrangements with national retailers. The result is a stable platform that has thrived even in periods of economic uncertainty. Profitable every year since inception, VWE has achieved +20% average annual revenue and EBITDA growth since 2010.

The combination is expected to allow VWE to expand and accelerate its proven growth strategy. VWE will continue to be led by Pat Roney as CEO and will retain VWE’s highly experienced management team, augmented by former Diageo CEO, Paul Walsh, as non-executive Chairman. Key BCAC partners Rob Berner and Mark Harms will join the Board as non-executive directors, and the combined company will have a strong group of independent directors including experienced wine industry executives and finance/legal executives with a focus on ESG and diversity.

Vintage Wine Estates Investment Highlights:

•	Large and Growing Industry – The highly fragmented US$45+ billion U.S. wine industry has seen consistent and sustained growth over the past 25 years. Compared to other wine consuming markets, the U.S. market is believed by VWE to have significant headroom for further growth

•	Highly Attractive Financial Profile – VWE has a consistent long-term track record of delivering high growth, including net revenue and EBITDA CAGR of greater than 20% since 2010

•	Proven Growth Strategy with Strong Balance Sheet – VWE has successfully integrated over 20 acquisitions since 2010 and is poised to continue to drive significant growth through acquisitions with an actionable M&A pipeline and strong balance sheet with approximately US$400 million of assets. The Company is expected to have no net debt at closing

•	Diversified Distribution Focused on High Growth Segment – VWE has a balanced approach to sales across direct-to-consumer, B2B and wholesale channels and is focused on the highest growing segment of the wine industry, the US$10-$20 premium price point

•	Well Positioned for Margin Expansion – Expanded production capacity (to 15 million from 7 million cases/year) with a high speed bottling line investment, combined with new warehouse/distribution centers position the Company well for considerable long-term margin expansion

•	Experienced Management Paired with Best-In-Class Oversight – VWE’s CEO and President have over 60 years of combined industry experience. Paul Walsh, Chairman of the combined company, has an established track record in the consumer industry including a 13-year tenure as CEO of Diageo where he and his team created over US$80 billion in shareholder value

•	Shareholder Alignment – Key VWE shareholders and Bespoke Capital Partners are retaining their equity stake in the combined company and will be subject to an 18-month lock-up period, demonstrating their conviction in the combination. In support of the transaction, Bespoke Capital Partners is forfeiting one third of both its Class B shares and warrants

Paul Walsh, Executive Chairman of BCAC, commented, “After evaluating over 100 companies, we are delighted to have identified VWE as the ideal merger partner. The Company represents a unique and compelling investment opportunity in the consumer staples space. VWE’s well-diversified portfolio of high-quality brands spanning all price points and differentiated omni-channel marketing approach bring great balance. In addition, the Company has a deeply experienced management team with a strong track record of synergistic deal-making, which, on top of impressive organic growth, should continue and will help drive profitable growth as well as enhance shareholder value over the long term.”

“We are excited to partner with BCAC and transition VWE to be a public company,” said Pat Roney, founder and CEO of VWE. “Our advantaged scale within a highly fragmented wine industry, industry-leading DTC platform that positions us well in a post-COVID consumer world and premium brand portfolio provide a strong foundation to build upon and sustain robust long-term growth. With an enhanced access to capital and a wealth of knowledge and operational expertise brought to the table by the BCAC team, we see ourselves at a positive inflection point in our growth outlook. This transaction will not only enable us to invest behind our brands to drive market share where necessary, but it will also fuel the next phase of our rapid growth in the U.S. wine industry.”

The execution of the transaction agreement resulted in the automatic extension of BCAC’s permitted timeline in which to close a qualifying transaction to May 15, 2021.

Transaction Overview

Under the transaction agreement, a subsidiary of BCAC will merge into VWE. BCAC will change its jurisdiction of incorporation from the Province of British Columbia to the State of Nevada (the “domestication”) and BCAC will change its name to Vintage Wine Estates, Inc. The transactions are intended to constitute BCAC’s qualifying acquisition under the applicable SPAC rules.

Each BCAC Class A restricted voting share and each outstanding BCAC Class B share held by Bespoke Capital Partners will be converted in the merger on a one-to-one basis into a share of BCAC common stock. BCAC’s warrants will likewise be converted into equivalent warrants for BCAC common stock.

Holders of VWE capital stock will receive BCAC common stock issued at US$10.00 per share (other than holders of dissenting shares and certain excluded shares). Certain VWE minority shareholders and the holders of the existing VWE Management Incentive Plan will receive aggregate consideration of approximately US$41 million (subject to certain adjustments and holdbacks).

The VWE board of directors has determined that the transaction agreement and the transactions are in the best interests of VWE. The key VWE shareholders have approved entering into the definitive agreement.

The BCAC board of directors has determined that the transaction agreement and the transactions are in the best interests of BCAC. The BCAC board of directors has recommended that BCAC shareholders vote in favor of the domestication, the merger (if BCAC is listed on NASDAQ prior to the closing) and related matters.

The domestication, merger and related matters will be considered at a special meeting of BCAC shareholders, expected to be held in second quarter of 2021. BCAC will also provide holders of Class A restricted voting shares the opportunity to redeem all or a portion of their Class A restricted voting shares in accordance with BCAC’s organizational documents.

Concurrently with entering into the transaction agreement, Bespoke Capital Partners entered into a support agreement, pursuant to which it agreed, among other things, to vote in favor of the domestication and certain VWE shareholders entered into a support agreement pursuant to which they agreed, among other things, to vote in favor of the transaction.

Completion of the transactions, is subject to BCAC and VWE shareholder approval, securities law compliance and customary conditions at the time of the merger.

In connection with the consummation of the merger and related transactions, certain VWE shareholders and Bespoke Capital Partners will enter into an investor rights agreement, which will provide for, among other things, voting agreements, registration rights and certain other restrictions.

Advisors

Canaccord Genuity and Citi are serving as capital markets advisors to BCAC. Citi and XMS Capital Partners, LLC are acting as financial advisors to BCAC. Cowen is serving as lead financial advisor and sole capital markets advisor to VWE. Cowen also served as sole placement agent in connection with the secondary share sale to Wasatch Global Investors. Jones Day and Blake, Cassels & Graydon LLP are serving as legal advisors to BCAC. Foley & Lardner LLP and Stikeman Elliott are serving as legal counsel to VWE.

Investor Conference Call Information

BCAC and VWE will host a joint investor conference call to discuss the proposed transaction on Thursday, February 4, 2021 at 8:30 AM ET. The live conference call webcast, which will be made available for replay, a related investor presentation with more detailed information regarding the proposed transaction and a transcript of the investor call will be available at https://www.bespokespac.com/. The investor presentation will also be furnished today to SEDAR and EDGAR, which can be viewed at www.sedar.com and www.sec.gov/edgar.

About Bespoke Capital Acquisition Corp.

Bespoke Capital Acquisition Corp. is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, a qualifying acquisition. BCAC is led by an experienced team of managers, operators and investors who have played integral roles in helping build and grow profitable public and private consumer staples businesses, both organically and through acquisitions, to create value for stockholders. For more information please visit https://www.bespokespac.com/.

Vintage Wine Estates, Inc.

Vintage Wine Estates is a family of wineries and wines whose singular focus is producing the finest quality wines and incredible customer experiences with wineries throughout Napa, Sonoma, California’s Central Coast, Oregon and Washington State. Since its founding 20 years ago, the Company has become a top 15 U.S. wine producer via organic and acquisitive growth, today selling nearly 2 million nine-liter equivalent cases annually. To achieve this growth, the Company curates, creates, stewards and markets its many brands and services to customers and end consumers via a balanced omni-channel strategy encompassing direct-to-consumer, wholesale and exclusive brands arrangements with national retailers. VWE is diverse across price points and varietals with over 50 brands ranging from US$10-$150 at retail, with the majority selling in the US$12-$20 price range. For more information, visit https://www.vintagewineestates.com/.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BCAC’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this press release. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, BCAC intends to file: (1) with the SEC a consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which will include a consent solicitation statement of VWE and a prospectus of BCAC and will be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws; and (3) if required, with Canadian securities regulatory authorities a proxy circular (the “Proxy Circular”) under Canadian securities laws, which will be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents (when available) and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORYAUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

Information; Non-GAAP Financial Measures

The financial information and data contained in this press release is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in, any prospectus or registration statement to be filed by BCAC with the SEC or Canadian securities regulatory authorities, and such differences may be material. In particular, all VWE financial information included herein is preliminary and subject to risks and uncertainties. Any variation between VWE’s actual results and the financial information included herein may be material.

Some of the financial information and data contained in this presentation, such as EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). BCAC believes that the use of this non-GAAP financial measure provides an additional tool for investors to use in evaluating historical or projected operating results and trends in and in comparing VWE’s financial measures with other similar companies, many of which may present a similar non-GAAP financial measure to investors. Management does not consider this non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of this non-GAAP financial measures is that it reflects the exercise of judgments by management. In order to compensate for these limitations, management presents historical non-GAAP financial measures in connection with GAAP results. You should review VWE’s audited financial statements, which will be included in the Consent Solicitation Statement/Prospectus and the Canadian Prospectus (each as defined below) when available. However, not all of the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time.

Participants in the Solicitation

BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC is set forth in its final long-form prospectus dated August 8, 2019, filed with each of the SEC and Canadian securities regulatory authorities. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus, the Proxy Circular and other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.

Contacts:

Investors

Mark Harms

Bespoke Capital Partners LLC

information@bespokecp.com

+44-207-016-8050

or

Chris Mandeville and Anna Kate Heller

ICR

BespokeIR@icrinc.com

Media

Alecia Pulman

BespokePR@icrinc.com